ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated December 5, 2008

Optimization

Bearish Autocallable Optimization Securities with Partial Protection Linked to the S&P 500® Index

Tactical Strategies for Flat or Bearish Markets
JPMorgan Chase & Co. Notes linked to the S&P 500® Index due on or about December 23, 2009

Investment Description

Bearish Autocallable Optimization Securities with Partial Protection linked to the S&P 500® Index, which we refer to as the "Notes," are Notes issued by JPMorgan Chase & Co. The Notes are designed for investors who want to express a neutral to bearish view of the U.S. equities market through an investment linked to the S&P 500® Index (the "Index") while seeking 15% principal protection at maturity (85% of principal is at risk) if the Notes are not called. If the Index Closing Level on any Observation Date is at or below the Index Starting Level, the Notes will be automatically called for an annualized return of at least 20.00%. The actual annualized return upon which the returns on Call Dates are based will be determined on the Trade Date. If the Notes are not called, at maturity you will receive your principal, unless the Index Ending Level is greater than the Index Starting Level by more than the Protection Percentage, in which case you will lose 1% of your principal for every 1% that the Index Ending Level increases beyond the Protection Percentage. **Investing in the Notes involves significant risks. You must be willing to risk losing up to 85% of your investment. The partial protection feature applies only if you hold the Notes to maturity, and any payment on the Notes is subject to the creditworthiness of the Issuer.**

Features

❏ **Positive Call Return in Flat or Bearish Scenarios**—If the Index Closing Level on any Observation Date is at or below the Index Starting Level, the Notes will be called and you will receive a positive return on your investment.

❏ **Positive Call Return in Neutral or Bearish Scenarios with Partial Principal Protection in Bullish Scenarios**—If the Index Closing Level on any Observation Date is at or below the Index Starting Level, the Notes will be called and you will receive a positive return on your investment. If the Notes are not called and the Index Closing Level on the Final Valuation Date is above the Index Starting Level by not more than 15%, you will receive your principal. If the Notes are not called and the Index Closing Level on the Final Valuation Date is above the Index Starting Level by more than 15%, the investor will lose 1% of principal for every 1% that the Index Ending Level is above the Index Starting Level by more than the Protection Percentage of 15%.

❏ **Express a Neutral or Bearish View of the U.S. Equities Market**— The Notes are linked to the S&P 500® Index, which is intended to provide a performance benchmark for the U.S. equities market.

❏ **Diversification**—The Notes provide the ability to diversify your portfolio through exposure to the S&P 500® Index.

Key Dates[1]

Trade Date	December 15, 2008
Settlement Date	December 18, 2008
Final Valuation Date[2]	December 17, 2009
Maturity Date[2]	December 23, 2009
CUSIP:	46625H472
ISIN:	US46625H4728

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-6-A-I.

Note Offering

We are offering Bearish Autocallable Optimization Securities with Partial Protection linked to the S&P 500® Index. Each Note is offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

Index	Call Return	Index Starting Level	Protection Percentage	CUSIP	ISIN
The S&P 500® Index	At least 20.00% p.a.	•	15%	46625H472	US46625H4728

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-6-A-I dated December 5, 2008 and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-6-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-6-A-I. Any representation to the contrary is a criminal offense.

	Price to Public[1]	Fees and Commissions[2]	Proceeds to Us
Per Note	$10	$0.125	$9.875
Total			

[1] The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. UBS-6-A-I.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. UBS-6-A-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-6-A-I dated December 5, 2008. **This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-6-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

◆ Product supplement no. UBS-6-A-I dated December 5, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005880/e33780_424b2.pdf

◆ Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

◆ Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this free writing prospectus, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

The Notes may be suitable for you if, among other considerations:

♦ You believe the Index Ending Level will not be greater than the Index Starting Level by more than the Protection Percentage of 15%.

♦ You seek an investment that offers partial protection when the Notes are held to maturity.

♦ You are willing to risk losing up to 85% of your investment if the Index Closing Level increases from the Trade Date to the Final Valuation Date by more than the Protection Percentage of 15%.

♦ You believe the Index Closing Level will be at or below the Index Starting Level on an Observation Date, including the Final Valuation Date.

♦ You believe the Index will remain stable for the term of the Notes and will close at or below the Index Starting Level on the Final Valuation Date.

♦ You are willing to hold Notes that will be called on any Observation Date on which the Index Closing Level is at or below the Index Starting Level, or you are otherwise willing and able to hold the Notes to maturity.

♦ You are willing to make an investment the return of which is limited to the pre-specified returns on Call Dates based on an annualized return of at least 20.00%. The actual annualized return upon which the returns on Call Dates are based will be determined on the Trade Date.

♦ You do not seek current income from this investment.

♦ You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

♦ You are willing to invest in securities for which there may be little or no secondary market. You accept that the secondary market will depend in large part on the price, if any, at which JPMSI is willing to trade the Notes.

The Notes may not be suitable for you if, among other considerations:

♦ You believe the Index Ending Level will be greater than the Index Starting Level by more than the Protection Percentage of 15%.

♦ You believe U.S. stock prices will increase on the Final Valuation Date.

♦ You seek an investment that is 100% principal protected.

♦ You are not willing to make an investment in which you could lose up to 85% of your principal amount.

♦ You seek an investment the return of which is not limited to the pre-specified returns on Call Dates based upon an annualized return of at least 20.00%. The actual annualized return upon which the returns on Call Dates are based will be set on the Trade Date.

♦ You are unable or unwilling to hold Notes that will be called on any Observation Date on which the Index Closing Level is at or below the Call Level, or you are otherwise unable or unwilling to hold the Notes to maturity.

♦ You prefer to receive dividends paid on the equity securities underlying the Index.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek current income from your investments.

♦ You do not seek exposure to the U.S. equities market.

♦ You are not willing or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes

♦ You seek investment in a listed product for which there will be a robust secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" on page 6 of this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-6-A-I for risks related to an investment in the Notes.

Indicative Terms

Issuer	JPMorgan Chase & Co.
Principal Amount	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Term	12 months (370 days) (unless earlier called)
Call Feature	The Notes will be called if the Index Closing Level on any Observation Date is at or below the Index Starting Level.
Observation Dates	March 13, 2009 June 15, 2009 September 15, 2009 December 17, 2009 (Final Valuation Date)
Call Settlement Dates	3 business days following the applicable Observation Date, except that the Call Settlement Date of the Final valuation Date is the Maturity Date.
Returns on Call Dates/ Call Price	If the Notes are called, on a Call Settlement Date, investors will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The returns on Call Dates will be based upon an annualized return of at least 20.00%. The actual annualized return upon which the returns on Call Dates are based will be determined on the Trade Date. The table below assumes an annualized Call Return of 20.00%.

Observation Date	Return on Call Dates	Call Price (per $10)
March 13, 2009	5.00%	$10.50
June 15, 2009	10.00%	$11.00
September 15, 2009	15.00%	$11.50
December 17, 2009 (Final Valuation Date)	20.00%	$12.00

Payment at Maturity (per $10 Note)	**If the Notes are not automatically called and the Index Ending Level is not greater than the Index Starting Level by more than the Protection Amount of 15%**, you will receive a cash payment at maturity equal to $10 per $10 principal amount Note. **If the Notes are not automatically called and the Index Ending Level is greater than the Index Starting Level by more than the Protection Amount of 15%**, you will receive a cash payment at maturity per $10 principal amount Note equal to: $10 x [1 - (Index Return - Protection Percentage)] Notwithstanding the foregoing, in no event will the payment at maturity be less than $1.50 per $10 principal amount Note. In this case, you will lose up to 85% of your principal amount, depending on how much the Index Closing Level has increased from the Trade Date to the Final Valuation Date beyond the Protection Percentage of 15%.
Protection Amount	15%
Index Return	$\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}}$
Index Starting Level	The Index Closing Level on the Trade Date.
Index Ending Level	The Index Closing Level on the Final Valuation Date.

Determining Payment upon Automatic Call or at Maturity



Was the Index Closing Level on any Observation Date at or below the Index Starting Level?
Yes
No
Was the Index Ending Level greater than the Index Starting Level by more than the Protection Percentage?
No
Yes
Determine the Index Return

You will receive the Call Price for the applicable Observation Date as described under "Indicative Terms —Returns on Call Dates/Call Prices". The Call Price is based on the Return on Call Date, which will be set on the Trade Date.

At maturity you will receive your principal of $10 per $10 principal amount Note.

At maturity, you will receive, per $10 principal amount note, your principal reduced by the percentage increase in the Index Closing Level from the Index Starting Level to the Index Ending Level beyond the Protection Percentage, calculated as follows:

$10 x [1 - (Index Return - Protection Percentage)]

Notwithstanding the foregoing, in no event will the payment at maturity be less than 1.50 per $10 principal amount Note. In this scenario, you could lose up to 85% of your principal amount depending on how much the Index Closing Level has increased from the Trade Date to the Final Valuation Date beyond the Protection Percentage of 15%.

Your Notes are not fully principal protected. If the Notes are not automatically called and the Index Ending Level is greater than the Index Starting Level by more than the Protection Percentage of 15%, you will lose up to 85% of your principal at maturity.

Hypothetical Scenario Analysis and Examples upon Automatic Call or at Maturity

The scenario analysis and examples below are hypothetical and provided for illustration purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the Index Closing Level relative to the Index Starting Level. We cannot predict the Index Closing Level on any of the Observation Dates (including the Final Valuation Date). You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment upon an automatic call or at maturity for a $10 principal amount Note on a hypothetical offering of the Notes, based on the following assumptions (actual Index Starting Level, the returns on Call Dates and Call Prices for the Notes will be set on the Trade Date):

Investment Term:	12 months (370 days) (unless earlier called)
Hypothetical Index Starting Level:	850*
Protection Percentage:	15%

Hypothetical Returns on Call Dates and Call Prices:

Observation Dates	Call Returns*	Call Price*
March 13, 2009	5.00%	$10.50
June 15, 2009	10.00%	$11.00
September 15, 2009	15.00%	$11.50
Final Valuation Date (on or about December 17, 2009)	20.00%	$12.00

* Based on a hypothetical return on Call Dates of 20.00% per annum.

Example 1—The Index Closing Level decreases from the Index Starting Level to 765 on the first Observation Date. Because the Index Closing Level on the first Observation Date is at or below the Index Starting Level, the Notes are automatically called on the first Observation Date at the applicable Call Price of $10.50, representing a 5.00% return on the Notes.

Example 2—The Index Closing Levels on the first three Observation Dates are each above the Index Starting Level and the Index Ending level is 722.50. Although the Index Closing Levels on the first three Observation Dates are each above the Index Starting Level, the Index Ending Level is below the Index Starting Level, the Notes are automatically called on the Final Valuation Date at the applicable Call Price of $12.00, representing a 20.00% return on the Notes.

Example 3—The Index Closing Level is above the Index Starting Level on all four Observation Dates but the Index Ending Level is not greater than the Index Starting Level by more than the Protection Percentage. The Index Closing Level is 977.50. Because the Index Closing Levels on all four Observation Dates are each above the Index Starting Level, the Notes are not automatically called. Furthermore, because (i) the Notes are not called and (ii) the Index Ending Level is not greater than the Index Starting Level by more than the Protection Percentage, the investor will receive their principal at maturity.

Example 4—The Index Closing Level is above the Index Starting Level on all four Observation Dates. In addition, the Index Ending Level is greater than the Index Starting Level by more than the Protection Percentage. The Index Ending Level is 1062.50. Because the Index Closing Levels on all four Observation Dates are each above the Index Starting Level, the Notes are not automatically called. Furthermore, because the Index Ending Level is greater than the Index Starting Level by more than the Protection Percentage, the investor is fully exposed to any appreciation in the Index beyond the Protection Percentage. Therefore, the return on the Notes is –10.00%. Expressed as a formula:

$$\text{Index Return} = (1062.50 - 850) / 850 = 25.00\%$$

$$\text{Payment at Maturity} = \$10 \times [1 - (25\% - 15\%)] = \$9.00$$

In this example, you would lose some of your principal amount at maturity.

If the Notes are not automatically called and the Index Ending Level is greater than the Index Starting Level by more than the Protection Percentage of 15%, you are fully exposed to any appreciation in the Index beyond the Protection Percentage and you will lose up to 85% of your principal at maturity.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-6-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the Notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax treatment of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the equity securities composing the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-6-A-I.

Risks Relating to the Notes Generally

♦ **Your Investment in the Notes May Result in a Loss** — If the Notes are not automatically called and the Index Ending Level is greater than the Index Starting Level by more than the Protection Percentage, you will lose 1% of your principal for every 1% increase in the Index Ending Level beyond the Protection Percentage, *provided* that your payment at maturity will not be less than $1.50 per $10.00 principal amount Note regardless of the appreciation of the Index. Accordingly, you could lose up to 85% of your principal at maturity if the Notes are not automatically called.

♦ **Credit Risk of JPMorgan Chase & Co.** — The Notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the Notes upon an automatic call or at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes.

♦ **Limited Return on the Notes** — Your potential gain on the Notes will be limited to the applicable Call Price, regardless of the depreciation in the Index Closing Level, which may be significant. Because the Index Closing Level at various times during the term of the Notes could be lower than on the Call Dates and at maturity, you may receive a lower payment if the Notes are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

♦ **Partial Principal Protection Only Applies if You Hold the Notes to Maturity** — You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have partial protection for an increase in the Index up to the Protection Percentage. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦ **No Interest or Dividend Payment or Voting Rights** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the equity securities composing the Index would have.

♦ **Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity** — While the payment on any Call Settlement Date or at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

♦ **No Assurances of a Flat or Bearish Environment** — While the Notes are structured to provide potentially enhanced returns in a flat or bearish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦ **Lack of Liquidity** — The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

♦ **Reinvestment Risk** — If your Notes are called early, the holding period over which you would receive the per annum return of 20.00% (actual annualized return to be determined on Trade Date) could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the maturity date.

♦ **Potential Conflicts** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMSI** — JPMSI and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the equity securities included in the Index, and therefore the market value of the Notes.

♦ **Tax Treatment** — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

♦ **Many Economic and Market Factors Will Impact the Value of the Notes** — In addition to the Index Closing Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

   ♦ the expected volatility in the Index;

   ♦ the time to maturity of the Notes;

   ♦ the dividend rate on the equity securities underlying the Index;

   ♦ interest and yield rates in the market generally as well as in each of the markets of the equity securities underlying the Index;

   ♦ a variety of economic, financial, political, regulatory or judicial events; and

   ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index

♦ **We are Currently One of the Companies that Make Up the Index** — We are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Index and the Notes.

The S&P 500® Index

The S&P 500® Index is published by Standard & Poor's ("S&P"), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the accompanying product supplement no. UBS-6-A-I under the heading "The S&P 500® Index," the S&P 500® Index is intended to provide a performance benchmark for the U.S. equities market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies compose the S&P 500® Index, and the ten main groups and the number of companies are included in each group as of November 28, 2008 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (40); Financials (84); Health Care (55); Industrials (57); Information Technology (73); Materials (28); Telecommunications Services (9); and Utilities (32).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Market page "SPX <Index> <GO>" or from the S&P website at www.standardandpoors.com.

The graph below illustrates the weekly performance of the S&P 500® Index from January 2, 1998 to November 28, 2008. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.



Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The Index Closing Level of the S&P 500® Index on December 4, 2008 was 845.22.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading "S&P 500® Index" beginning on page PS-64 of the accompanying product supplement no. UBS-6-A-I. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We have agreed to indemnify UBS Financial Services Inc. and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. UBS-6-A-I.